Filed by Crown PropTech Acquisitions

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Crown PropTech Acquisitions

Commission File No. 001-40017

The following is the transcript from Brivo’s presentation at the Imperial Capital 2021 Security Investor Conference:

Company Name: Brivo (BRIVO)

Event: Imperial Capital 2021 Security Investor Conference

Date: December 15, 2021

<<Brian Ruttenbur, Managing Director, Imperial Capital>>

Hello, again, Brian Ruttenbur here, Equity Research Analyst with Imperial. Next up we have Brivo, Steve Van Till, Founder and CEO of Brivo. Very exciting company. I’m going to stay quiet and turn it over to Steve to give a brief presentation then open up to Q&A. Steve?

<<Steve Van Till, President, Chief Executive Officer and Founder>>

Thanks, Brian. Thanks everybody for joining us this morning. If you were around earlier this morning and heard some of John Mack’s remarks about the earlier versions of this conference that were held out on the West Coast. If you went to any of those in sort of the mid-2000s, you may remember as I do that they had these clocks in the room, but they were all connected with wires in order to do the synchronization, right. That was kind of the state of the technology back then.

And now there’s probably at least what a hundred synchronized clocks in this room, because everybody’s cell phone is synchronized back to the GPS system. And so this is really not much of a technological feat. We don’t have the wires anymore. At that same conference, when I was presenting for the first time again in the mid-2000s about Brivo and talking about doing cloud-based access control, the reaction at the time was kind of good luck with that, right.

This cloud thing, that’s not going to work. You ought to have wires in order to connect everything back together. Everybody knows that you got to have wires. Well, the wires are gone from the access control world as well at least in terms of connecting things like buildings back up to cloud applications and so forth. So parallel changes there.

One of the things that hasn’t changed although it has evolved a little bit is the tagline that we use for the company. And so I’m going to kind of use this as a theme throughout to frame some of the information that I’ll be sharing with you. So if you’re around back then we came up with this phrase simply better security and that has been a very durable description. And one of the reasons is of course that we’re still doing security, but the simplicity that we talk about was really pointing to product design and user experience. And simplicity is still one of the highest goals of product design. And we still focus on that as much as anything else that we do.

The second and third pieces of this concept, experience and insights are things that have evolved for us and our customer and for the industry where our customers are now much more focused on the experience of the people using their assets of the people coming and going through the buildings that, that, that they’re managing and that we’re providing security for that wasn’t true in the day when you just kind of threw a white plastic card at somebody and said, good luck.

Now it’s an app, now it’s a whole experience and that’s a big focal point of not only what we’re doing, but what industries next to us, the whole PropTech world is doing. And I’ll talk more about that as well. And then the third piece of this insights, we have now with all of the systems that we’ve installed all the IoT systems, the connected devices, we as an industry have created the same kind of data problem that exists everywhere else in our economy.

In that, there’s more information coming from more sources at higher rates than most people can process and use profitably. And so they need help from tools in order to extract insights from those data streams and be able to use the benefits of all the things that we’re putting in place. I’m going to quickly jump over these. And I think since John also foreshadowed some of the news that we have to share with you today. We’ll just jump right over those and get to that in a second.

So as a reframing if you haven’t kind of heard exactly what it is that we do at Brivo, we started out solving the access control problem presented by really all the badness of servers and software licenses and things like that, and moving it into the cloud. And we’re still doing that at some level, but we’ve really expanded in terms of both the customer focus and the range of solutions that we’re providing. So we are an enterprise platform that is used for corporate multi-family and commercial applications and our product portfolio that does all of that spans the cloud portion, the mobile pieces, and then also the connected devices that we make and sell ourselves.

The big news that we announced on November 10 of this year was that we signed a definitive merger agreement with a SPAC called Crown PropTech. And so if you didn’t get to chance to see that then, couple of numbers there the SPAC had $276 million in trust and we’ve since arranged a $75 million type on top of that. So if you’re doing the math in your head, that’s about $350 million.

The valuation that we achieved through this transaction is just here over $800 million. And so that’s about a 7.3 times multiple 2022 estimated revenue or about 11 times this year to give you another benchmark there. And then I’d like to say a few words about Crown PropTech. They may not be an organization that’s known to everyone here. So as the name implies, Crown PropTech is a SPAC that’s focused on PropTech activities. And so one of the things that excited us about working with them in contrast to many of the other opportunities that are out in the market right now is that they look at the market meaning the real estate market, the same way that we do, they look at the role of technology in that market the same way that we do.

And then in the person of Ricky Chera, who is the CEO of Crown PropTech, and who aside from that is also active in Crown real estate along with his family for a couple of generations, doing millions of square feet worth of transactions over the last 60 years. They bring a tremendous amount of direct operating experience from what is the customer side of our business and that customer insight that they bring into this mix from many, many years of running commercial and retail property and New York and elsewhere around the country, that’s a tremendously valuable source of input and insight as we shape the business going forward to better meet the needs of those constituencies.

So how do we solve these problems? How do we do all these things? The way that we do it fundamentally, we have a very rich ecosystem of components and applications that serve those needs of our customers that I was talking about before. So on the left side, we can kind of think about all the devices that you need to connect property back up to the cloud, all the devices that you need in order to put physical access control and other services in place. And Brivo makes a great many of those devices ourselves we always have. And so for the customers who want a complete Brivo experience seeing that same brand on every single piece of equipment and having the comfort of thinking, it’s all from one place, I can trust it’s going to work together. That’s one type of experience that you can have.

I think everybody here recognizes though that in this industry, you got to play nicely with others as well. There’s no island here. Our customers want things from other vendors that are out there. And so integrations with other parts of the ecosystem are also a very important part of our business.

Today, we have integrations with about 150 different hardware devices from dozens of different manufacturers in the industry, and that choice and selection is a big part of the appeal that we have to customers. Those are the visible parts. The less visible parts are the API relationships that we have and the partners who play with us on that side. So API application, programming interfaces, this has been a big part of our business for over a decade. We started very early. We launched our first API in 2007. This has been a growing part of what we do, and it accomplishes several things for us and for our customers.

One, it brings us into vertical applications that we wouldn’t be a part of otherwise, property management, for example, health club management, for example, co-working spaces. These are all different kinds of vertical applications that need an access control integration. We provide that in a very transparent way for them to go ahead and do it. Aside from enabling them, these are also a great source of pull through business for us. So every time they’re out there, selling something, they’re selling us as well. And so these are an important part of enriching the overall ecosystem and making us a part of their business and them a part of us, our business.

If we kind of think about the different use cases, what are the actual applications of all of these pieces in the ecosystem, all of the sensors, the controllers, the cameras, the thermostats, the smart light switches. What do we actually do with all of those things? Well, these are a bunch of the use cases that we support in that ecosystem both natively with our own products and with the API partners that we have.

And there are really more here than I can name. And what I’d like to talk about instead of just kind of going through all the use cases is a slightly different concept. And the concept is that

Brivo access control has become foundational to our customers business and foundational to running a building today. What do I mean by that? In the first instance, it’s – foundational in the sense that we really are what I call the fourth utility next to electricity, water, HVAC. These are the four things that you need to run any commercial property. The fourth utility, it’s as essential as these other things, because you can’t have a building that’s unlocked all the time, nor can you have a building that’s locked all the time. Neither one of those states is conducive to making money off the asset.

And so you need to have ways of controlling that going in and going out. So what we’re seeing is that this is really one of the foundational things that people need to have in there. Once they have that and we’ll talk a little bit more about mobile apps and the role of mobile apps in this. Once they have that, and they have people using an application to accomplish that objective, then they want everything else to be in the same app. Nobody wants 50 different applications for their building.

Nobody wants 50 different applications for their financial life. People want consolidation of functionality in applications and as sort of the first app in to many of these contexts, there’s a big interest in having more and more of those features concentrated onto or built on top of that foundational access control experience.

The third way is foundational, is that it’s the stickiest part of any other PropTech app that’s out there. I’ve talked to a lot of our partners. If you think of all the other things that are happening in the PropTech space right now, amenities management, any of the tools that people are using for co-working or flex working, they all need to have access control as a fundamental characteristic of what they do in order to get people into the spaces in the first place and what they come back and tell us is, you know what, they don’t use all the other features in our app, but they all use access control. And so access control is a foundational building block, confers, stickiness, and reused on other apps that are part of the PropTech environment. So we’re foundational.

I mentioned before that I was going to talk about experiences. Well, we don’t all want the same experiences anymore than we all want to drive the same car. We’re all going the same vacation. We’re all staying in the same hotel. So we tailor our experiences in our mobile platform two different kinds of user groups. So the first one tenant experience, this is broadly a mobile credential application that is used in commercial spaces and its then handed out or installed on behalf off of tenants in multi-tenant buildings, employees for a single employer, people who are using other shared resources, contractors, anybody that’s coming and going from commercial or corporate properties, this is the experience for them.

Last week, we released a press release announcing 1 million – one of these that we sold. We sold over 1 million of these tenant experience apps. What that means relative to the experience dimension I was talking about before is that we now have 1 million opportunities out there, because we’re in the hands of a million different people using buildings. We have 1 million opportunities to add more services and upsell on top of that fundamental foundational application that they all need to make use of the real estate asset. So that’s a million opportunities for adding more experiences, valuable experiences into the hands of people using buildings.

The second piece here resident experience, this really points to our multi-family offering. And this multi-family offering came to us by way of an acquisition we did just before lockdown, company was called Parakeet Technologies, they are a smart apartment solution. We brought them in and we’ve been integrating their applications and their technology ever since. And if you’re looking at this, you might say those two apps really look a lot the same. Aren’t they the same app?

They do look a lot the same. This is a testament to our ability to integrate new acquisitions into the company. Our ability to use a consistent design system and transform the appearance of the app to match the other experiences that we’re providing and behind it, which you can’t see our ability to integrate the back end of these systems. So it’s all a single SaaS service, all a single pane of glass, all one customer experience.

Then of course, there’s two more experiences that are important. Management experience here is probably the traditional, security experience, it’s adding users to leading users looking at video very much the same thing that we’ve been purveying on the web in browsers for many years. And then the last one very important didn’t mean to make it last, the integrator experience is essential. Most of our business comes from the integrator channel. We have spent two decades now building that channel. We have 1,500 partners who are out there selling Brivo, installing Brivo, helping customers understand how to use Brivo better. Across that group of people, we have 5,000 sales people that know how to sell Brivo or have it in their kit bag. We have graduated 7,000 technicians from Brivo University. So there’s 7,000 people who are currently certified.

That means that no matter what ZIP code you’re in, there’s probably an installer within 5 to 10 miles, unless you’re in Montana, okay, everything’s further away in Montana. And so taking care of this very valuable channel partnership that we have with all of these integrators is a very important part of how we do business and how we look at the world. And so the integrator experience here is designed to make the technicians more effective, more efficient, and more accurate. And if you talk to any integrators that those are the key things that they want because the last thing in the world, anybody wants is, first of all, an unhappy customer or a truck role to go back and fix something that wasn’t done right the first time. So we’re here to help them get it done right the first time.

Who are these customers that we’re helping? What industries are they’re in? I’ve used some very broad categories like commercial and enterprise and multifamily, but they really come from every walk of life. When we onboard customers, we have a way of getting the industrial codes for exactly what part of the economy that they’re in. People have been using industrial codes for sorting out customers for quite a while. And we have all of our customers tagged with these six digit codes that tell us exactly what it is that they’re doing.

And so we’re naturally very interested in saying, where are our customers? Where are they concentrated, which industries or which types of businesses are showing higher uptake of these services and these goods that we’re providing. So we built a distribution to understand that what are the biggest categories? What are the smallest categories?

Well, as it turns out, the U.S. Department of Labor also has that same distribution for all the businesses in the United States. And so they have the biggest category, the next biggest and it’s another distribution of businesses in the United States. What we are interested in, how similar is our customer base to the economy as a whole. So we’ve got some PhDs sitting around doing data science for us and we said, compute the correlation coefficient between these two things. They did some fancy math. The answer came out at 90%.

So our business, our customer base is 90% correlated with a distribution of business in the U.S. economy. Everybody here, I’m sure knows that diversification is the first principle of portfolio management. I would say, it’s also the first principle of having a broad customer base and diversifying against all of the up and down and all the different parts of the economy and insulating yourself from that through diversity. So 90% correlation with all of the kinds of businesses that are out there.

So I put this list together, these are the top level categories. And I thought, this list goes from A to W, A to W. And that was really annoying me, because I really hope to come in here and tell you about a list that went from A to Z. So I went back in and I looked sure enough, we got zoos. We got about 23 zoos. So our customers go from A to zoo.

When we add all the customers up together, we get some big numbers. And so we’ll talk about this for a little bit. The first row here, if you need a kind of organizing principle, the first row here is really about physical scale. The second row here is about customer relationships and how many of those that we have. And the third row here is about our performance as a SaaS company.

So pretty sure you can read most of that, but I’ll help you out 300 million square feet under management, over 330,000 doors. These numbers are all as of the end of September and over a million credentials, which is something that we already talked about before. And that’s just the mobile credentials. We have tens of millions more of the old fashioned card credentials. So customer site 72,000, about 90% of those are located here in the United States. The rest are scattered around 41 other countries around the world. So we’re in all 50 states, we’re in Puerto Rico and we’re in 41 other countries around the world.

Number of end users. And here we about accounts, businesses. These are all B2B at the end of the day. 44,500 B2B relationships with different accounts that are out there. And then coming back to our integration partners, 1,500 of those that are really the flywheel that are out there selling Brivo, getting the order. What we see is the purchase order and the subscription order, which is part of how we keep a very low customer acquisition cost in this business.

So now let’s talk about the SaaS piece. Net dollar retention, 120%, our customers grow. No matter what cohort we look at, whether it’s customers that are two years old, they’re still growing customers that are five years old. They’re still growing customers that are 10 years old. They are still growing year-over-year, they’re adding more stuff into their accounts. They’re expanding to more buildings. They’re adding more SaaS services, they all grow. Our LTV to CAC, for some of the reasons I mentioned before our lifetime value to CAC ratio 6.1, very healthy. But there’s something about that that’s even more unusual in this business.

In the SaaS world, people are always measuring something called the CAC payback period. And what that is, I’ve invested a certain amount in customer acquisition. How long does it take for me to get that back? How long before I’m at breakeven on each customer. It’s measured in months, some unfortunate businesses it’s measured in more than a year, in our case, it’s measured as zero. Why is that? It’s because we have a hybrid business model. And the gross margin that we realize on day zero of a customer relationship is greater than the acquisition costs. So we’re positive from the first day of our subscription relationship with a customer, and of course, it’s all positive from there and out. This is a very unusual unit economic dimension of what we’re doing here.

There are a lot of secular trends driving the market. The PropTech boom almost $20 billion this year in new investment, hundreds and hundreds of M&A transactions. This is focused people on the value of connecting your property to the cloud. For those who didn’t see it yet, this is my chance to return the many shout outs that Don Erickson at SIA has done for me and reference the – see a megatrend publication that you see laying around here. It’s a wonderful piece of work. And I’ll say Jeff Cole also who’s in the audience as the brains behind it. One of the 10 top trends this year is security as PropTech. So if you didn’t know it before, the lens that the rest of the world, particularly the investment world is bringing to anybody that’s touching property is the PropTech lens. And I think that’s a good thing. I think it’s a big brand uplift.

Cloud inflection. This is done now. As I said, in my opening remarks, the wires are gone. Nobody has trouble believing in the cloud anymore. This is a sea change in the buyer mentality. This is a thing that’s driving the business forever. The new normal everybody always asks, as if offices were the only kind of buildings there were, our people not going back to work, going to kill the business that you’re in the answer is absolutely no.

First of all, all the other businesses that we’re in, we have mushroom farmers and pig farmers, and we have factories and all kinds of things, literally, those first two are real examples. We have all kinds of things that are unaffected by the new normal, but the part that is the office building, where most of us have probably spent our careers. They’re using more, not less access control, because they’re going to flex models. And health and safety being able to implement perimeter protocols for Omicron or whatever the next letter is, these things are going to be with us for a long time too.

The market is very big and I’ll spend just a few minutes on this, because we’re kind of getting on. We see it as three markets, enterprise, commercial, and multi-family. It just kind of worked out that they’re all the same size, but in the aggregate, looking at both the SaaS component and the equipment that needs to be underneath that about $70 billion. Our ability growing here is due to four factors. And these conveniently fall out into two and two.

So the first two are sales related. So we’re making big inroads in increasing the density of our sales team in the United States. We’re expanding into Europe, where we already have a beachhead. We have a subsidiary that we created there in 2018 and we’re also expanding into Latin America. Customer success is a part of continuing to support that ongoing growth I mentioned a few minutes ago.

The second two of these are about creating new products, both new SaaS products so that people can layer up more services and then more physical touch point so that we can solve more use cases for them. This is a good point, while we’re looking at SaaS expansion to pivot to really the third element of the catchphrase and that’s insights. And I’ll just share with you a couple of the things that we’re doing to help customers get more insights into their data.

So one really fun one. This is my favorite one. So I put it first is neural networks. So we just launched a new service. It runs a neural network on each individual customer account data and it discovers the usage patterns and the behavioral patterns of each person at each door in each building. And it characterizes those as giant array of numbers somewhere.

Once trained, this neural network can tell the customers, when behavior changes, what they do with that information from there on out that’s their business. There are too many different varieties of anomalous behavior for us to dictate what they do, but flagging it for them is a very important thing. So at the end of the day, neural network saves tons of time, shares information with you that you wouldn’t have seen on your own.

Another one, machine learning. So kind of another variation on the theme here, looking at or trying to find the right piece of video, very time consuming. If you’ve been in the security industry at all, that’s a pain point for everybody who uses it. We use a fusion of information from both the access control side and video streams along with facial detection to pull the most relevant image out. Is that the end?

<<Brian Ruttenbur, Managing Director, Imperial Capital>>

Yeah. You can turn [indiscernible] (0:25:33) maybe just wrap it up.

<<Steve Van Till, President, Chief Executive Officer and Founder>>

I am almost there. We’re in the home stretch, Brian.

<<Brian Ruttenbur, Managing Director, Imperial Capital>>

Can you [indiscernible] (0:25:39)

<<Steve Van Till, President, Chief Executive Officer and Founder>>

Surething, I do it, a little bit, a little bit. Very good. Now just pull the wires out, just pull the wires out. Last thing we have an embedded business intelligence tool. People can graph and map and analyze to their hearts content. Last, here’s where we see the revenue growing. It’s 55% CAGR from now till 2025, but the real kicker here is the percentage of revenue that’s recurring. So today, we’re at 43%, which is if you’re comparing against other security manufacturers, a tremendous percentage of the total business that flips to majority SaaS in 2024. And it just keeps going to the moon from there on out. Thank you very much.

<<Brian Ruttenbur, Managing Director, Imperial Capital>>

We have one question before wrap up. Okay, then I’ll give you one question. Maybe [indiscernible] (0:26:43) I thought that was interesting what you’re doing with Whole Foods, if you just give a one minute summary of what you’re doing.

<<Steve Van Till, President, Chief Executive Officer and Founder>>

So Whole Foods would be an example of an enterprise customer. Like many, they started off in a handful of locations to try out the product, to see if it was really a fit. So I think we were in about five stores originally. Now we’re slightly more than half of all Whole Foods, but were the system of record to be expanded into every single Whole Foods there are. That links back to my earlier comments about how customers continue to grow and grow and grow. They’re a great example. And they’re a national brand that I’m sure you’re all aware of. Thank you.

<<Brian Ruttenbur, Managing Director, Imperial Capital>>

Thanks very much.

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